NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Thursday, August 9, 2007

Contact:

Investor Relations

(No.2007-08-16)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Uranium Announces Phase III Drilling Plans

at Elkhorn Project, Wyoming

Vancouver, British Columbia – August 9, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has completed field programs at the Elkhorn project in northeastern Wyoming and is now applying for permits for the Phase III drilling program.  The Company completed Phase I and II drilling programs in 2006 which defined a NI 43-101 compliant indicated uranium resource of 250,000 tonnes at 0.08 % for 397,000 lbs eU3O8.  The Busfield resource remains open in three directions for expansion and occurs within the central region of a 12 mile (20 km) long trend of uranium mineralization defined by historic drilling and five historic open pit mines.  Geologists have completed field mapping and ground radiometric surveys, combined with evaluation of historic drilling records to identify and plan additional drilling in areas of uranium mineralization within this trend.  Based on the presence of wide-spread mineralization, the Phase III drill program is planned to evaluate five areas with up to 184 drill holes and 56,000 feet (18,000 m) of drilling.  Drilling is planned to begin in September.

Two types of drilling are planned, including “Resource Definition” drilling and “Reconnaissance” drilling.  “Resource Definition” drilling will be completed in areas containing historic resources defined by previous mining companies in a manner necessary to calculate NI 43-101 compliant resources, including relatively close spacing on a regular grid with both core and RC drilling to provide radiometric and geochemical data.  Two areas will receive up to 80 holes and 24,000 feet (7,740 m) of drilling.  Resource definition drilling plans include:

Track 41

40 holes

16,000 feet  (5,161 m)

Elkhorn SW

40 holes

8,000 feet  (2,580 m)

Total:

80 holes

24,000 feet (7,741 m)

Reconnaissance drilling is planned in three separate areas which contain extensive historic drilling in areas with uranium mineralization.  Drilling will utilize RC drilling and rotary drilling with downhole radiometric logging.  Up to 104 reconnaissance holes and 32,000 ft. of drilling are planned.  Reconnaissance drilling plans include:

Busfield SE

24 holes

  6,000 feet (1,935 m)

Elkhorn SW

40 holes

10,000 feet (3,100 m)

Elkhorn North

40 holes

16,000 feet (5,161 m)

Total:

84 holes

32,000 feet (10,196 m)

The Elkhorn project is one of nine uranium projects that Northern Canadian is exploring on the western flanks of the Black Hills uplift, and the eastern Powder River Basin.  The Elkhorn project contains over 16,700 acres land held under Federal, State and Fee agreements.  Three uranium mines are in production in this region which employ “in-situ leach” recovery processes to recover uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.

Northern Canadian Uranium  Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 28 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring three prospective uranium projects in the Athabasca Basin, three uranium projects in Nevada, and one project in Mali, West Africa.  Additional drilling is planned in each of these projects during 2007.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca